Filed by Teranga Gold Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under The Securities Exchange Act of 1934
Subject Company: Oromin Explorations Ltd.
Commission File No.: 333-189465

TERANGA AND OROMIN ANNOUNCE COMPLETION OF OFFER

Toronto and Vancouver, Canada:  August 7, 2013 — Teranga Gold Corporation (“Teranga”) (TSX and ASX:TGZ) and Oromin Explorations Ltd. (“Oromin”)(TSX:OLE and OTC/BB:OLEPF) today announced that as at the expiry time of 9:00 p.m. (Toronto Time) on August 6, 2013, a total of 78,985,388 common shares (“Oromin Shares”) of Oromin, representing approximately 57.5% of the outstanding Oromin Shares (on a non-diluted basis), had been tendered to the Teranga offer (the “Offer”) to acquire all of the outstanding Oromin Shares that Teranga did not already own.  Together with 18,669,500 Oromin Shares currently owned by Teranga, this represents a total of 97,684,888 Oromin Shares, or approximately 71.1% of the outstanding Oromin Shares (on a non-diluted basis).  This excludes deficient tenders that may yet be rectified and additional Oromin Shares that may be tendered pursuant to the Notice of Guaranteed Delivery process.

All Oromin options have been rolled-over into Teranga options in accordance with the terms of the Support Agreement between Teranga and Oromin dated July 22, 2013 in respect of the transaction.

Teranga has taken up all Oromin Shares that were validly deposited to the Offer and has notified Kingsdale Shareholder Services Inc., in its capacity as depositary for the Offer, that Teranga will promptly pay for the Oromin Shares that have been taken up, on the basis of 0.60 of a Teranga common share for each Oromin Share tendered to the Offer.

Teranga now expects to move forward with a plan of arrangement transaction under the B.C. Business Corporation Act to acquire the remaining Oromin Shares not deposited to the Offer, which would include causing a special meeting of Oromin shareholders to be called to consider a statutory arrangement involving Oromin and/or the Oromin shareholders and Teranga, or an affiliate of Teranga.  Details of the plan of arrangement will be announced in due course.

“I am very pleased that so many Oromin shareholders have agreed to participate in our vision for the consolidation of our respective properties, a combination that unlocks not only immediate operational synergies but more importantly the opportunity to bring the OJVG property into production in the near term,” said Alan R. Hill, Executive Chairman of Teranga.

Mr. Chet Idziszek, President and director of Oromin, commented, “We are very pleased with this transaction from an Oromin perspective as it not only offers Oromin shareholders an attractive upfront premium it also allows all shareholders - Teranga and Oromin - to participate in the value creation we would anticipate from a combined operation, and in particular leveraging Teranga’s existing infrastructure and operational capabilities with the OJVG’s high grade, near surface ore.”

“With the OJVG deposits in production, we would anticipate increased production, earnings and free cash flows from Teranga’s interest in the OJVG open pit reserves.  We truly believe this is a win-win for all parties and we are confident that we can work with all shareholders including the Government of Senegal to realize value.” added Richard Young, President and CEO of Teranga.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Teranga or Oromin (including in any state where the Offer is not permitted).

Teranga has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-80 and a tender offer statement on Schedule 14D-1F, each of which includes the offer and take-over bid circular, and other documents and information.  U.S. INVESTORS AND U.S. SECURITY HOLDERS OF OROMIN ARE URGED TO READ THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BEFORE MAKING ANY INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  U.S. Investors and U.S. security holders of Oromin may obtain these documents free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by Teranga can be obtained free of charge by directing such request to Teranga’s Information Agent, or at Teranga’s website at www.terangagold.com.

This news release contains certain statements that constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”).  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Teranga and Oromin, or developments in Teranga’s and Oromin’s business or in the gold industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.  Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about, among other things, future economic conditions and courses of action.  The words “poised”, “gives”, “expect”, “its vision”, “plan”, “support”, “assist”, “commit to”, “will not”, “intend”, “intends to” and similar expressions identify forward looking statements.  Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances and includes statements relating to Teranga’s intentions to proceed with a plan of arrangement transaction.  Teranga and Oromin caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  The risks and uncertainties that may affect forward-looking statements include, among others: economic market conditions, anticipated costs and expenditures, government approvals, co-operation of Bendon and Badr, the attainment of court approval and Oromin shareholder approval relating to any plan of arrangement; and other risks detailed from time to time in Teranga’s and Oromin’s filings with Canadian provincial securities regulators.  Forward-looking statements included herein are based on Teranga management’s and Oromin management’s current plans, estimates, projections, beliefs and opinions, and, except as required by law, Teranga and Oromin do not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.  Nothing in this news release should be construed as either an offer to sell or a solicitation to buy or sell Teranga securities.

For further information please refer to Teranga’s early warning report that will be posted on SEDAR.

About TERANGA

Teranga is a Canadian-based gold company listed on the Toronto Stock Exchange (TSX: TGZ) and Australian Securities Exchange (ASX: TGZ). Teranga is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development.

Teranga’s mission is to create value for all of its stakeholders through responsible mining. Its vision is to explore, discover and develop gold mines in West Africa, in accordance with the highest international standards, and to be a catalyst for sustainable economic, environmental and community development. All of its actions from exploration, through development, operations and closure will be based on the best available techniques.

About OROMIN

Oromin Explorations Ltd. (TSX:OLE and OTC/BB:OLEPF) is a growth-oriented resource company focused on exploring the Sabodala gold belt in Senegal, West Africa. The company is managed by experienced industry professionals with a track record of discovery.

To date, Oromin has been focused on advancing the OJVG Gold Project in Senegal, which is comprised primarily of the Masato and Golouma deposits, located adjacent to Teranga’s Sabodala mine/mill in Senegal.  To find out more about Oromin Explorations Ltd., visit www.oromin.com.

Teranga Gold Corporation

For further information please contact:

Kathy Sipos, Vice-President, Investor & Stakeholder Relations

T: +1 416-594-0000 | E: ksipos@terangagold.com

Oromin Explorations Ltd.

For further information please contact:

David Scott, Investor Relations

T: +1 604-331-8772 | E: dscott@mine-tech.com